EXHIBIT 99.2

Report of Voting Results

Medicenna Therapeutics Corp.

In accordance with Section 11.3 of National Instrument 51-102, the following describes the matters voted upon and the outcome of the votes at the annual and special meeting of shareholders of Medicenna Therapeutics Corp. (the “Corporation”) held on September 30, 2020 in Toronto, Ontario.

1.	By a show of hands, each of the nominees for election as directors were elected to hold office until the next annual meeting of shareholders or until such director resigns or a successor is elected or appointed.

Proxies received and represented at the meeting were as follows:

Nominee	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
Dr. Fahar Merchant	22,306,905	99.680	71,600	0.320
Mr. Albert Beraldo	22,373,805	99.979	4,700	0.021
Ms. Karen Dawes	22,373,805	99.979	4,700	0.021
Dr. John (Jack) Geltosky	22,358,152	99.909	20,353	0.091
Ms. Rosemina Merchant	22,295,252	99.628	83,253	0.372
Dr. Chandrakant Panchal	22,306,885	99.680	71,620	0.320

2.	By a show of hands, PricewaterhouseCoopers LLP was appointed as auditor of the Corporation to hold office until the next annual meeting or until its successor is appointed, and the directors were authorized to fix its remuneration. Approximately 99.90% of the proxies received and represented at the meeting were voted in favour of the appointment and approximately 0.10% of the proxies received and represented at the meeting were withheld from voting.

3.	By a show of hands, the resolution approving By-Law No. 2 was passed as proposed. Approximately 97.959% of the proxies received and represented at the meeting were voted in favour of the resolution and approximately 2.041% of the proxies received and represented at the meeting were voted against the resolution.

4.	By a show of hands, the resolution approving all unallocated options under the stock option plan of the Corporation was passed as proposed. Approximately 97.321% of the proxies received and represented at the meeting were voted in favour of the resolution and approximately 2.679% of the proxies received and represented at the meeting were voted against the resolution.

In total, approximately 61.56% of the issued and outstanding shares were represented in person or by proxy at the meeting.

Yours very truly,

/s/ Elizabeth Williams

Elizabeth Williams

Chief Financial Officer